UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to §240.13d-1(a) and Amendments Thereto Filed Pursuant to
§240.13d-2(a)

(Amendment No. 4)

TransMontaigne Partners L.P.

(Name of Issuer)

Common Limited Partner Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

William McCoy
Morgan Stanley
2000 Westchester Avenue, One South C
Purchase, NY 10577
(914) 225-5540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

(Continued on the following pages)

Page 1 of 13 Pages

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS
Morgan Stanley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
-0-

		8	SHARED VOTING POWER
3,209,540

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
3,209,540

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,209,540 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9% (See Item 5)

14	TYPE OF REPORTING PERSON
HC, CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS
Morgan Stanley Capital Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
-0-

		8	SHARED VOTING POWER
2,721,161

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
2,721,161

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,721,161 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS
Morgan Stanley Strategic Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
450,000

		8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER
450,000

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS
Morgan Stanley Smith Barney LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
29,012

		8	SHARED VOTING POWER
8,823

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
29,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,379 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (See Item 5)

14	TYPE OF REPORTING PERSON
BD

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS
TransMontaigne Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
-0-

		8	SHARED VOTING POWER
2,721,161

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
2,721,161

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,721,161 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS
TransMontaigne Product Services Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
-0-

		8	SHARED VOTING POWER
2,721,161

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
2,721,161

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,721,161 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS
TransMontaigne Services Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
-0-

		8	SHARED VOTING POWER
2,721,161

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
2,721,161

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,721,161 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

This Amendment No. 4 (the “Amendment”) constitutes the fourth amendment to the Schedule 13D filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS”), (ii) Morgan Stanley Capital Group Inc., a Delaware corporation (“MSCGI”), (iii) Morgan Stanley Strategic Investments, Inc., a Delaware corporation (“MSSI”), (iv) Morgan Stanley & Co. LLC, a Delaware limited liability company (“MS&Co.”) (formerly known as Morgan Stanley & Co. Incorporated, a Delaware corporation), (v) TransMontaigne Inc., a Delaware Corporation (“TMG”), (vi) TransMontaigne Product Services Inc., a Delaware corporation (“TPSI”), (vii) TransMontaigne Holdings L.L.C., a Delaware limited liability company, and (viii) TransMontaigne Holdings Inc., a Delaware Corporation (“THI”), with the Securities and Exchange Commission on November 19, 2008 and amended by the first amendment thereto, filed on May 11, 2009, by the second amendment thereto, filed on November 13, 2009, and by the third amendment thereto, filed on December 23, 2013 (as amended, the “Schedule 13D”), with respect to the common limited partner units (the “Common Units”), of TransMontaigne Partners L.P., a Delaware limited partnership (the “Issuer”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly on behalf of (i) MS, (ii) MSCGI, (iii) MSSI, (iv) TMG, (v) TPSI, (vi) TransMontaigne Services Inc. (“TSI”), and (vii) Morgan Stanley Smith Barney LLC, a Delaware limited liability company (“MSSB” and, together with MS, MSCGI, MSSI, TMG, TPSI, and TSI, the “Reporting Persons”). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS, MSCGI, MSSI, MSSB, TMG, TPSI, and TSI are set forth in Schedules A, B, C, D, E, F, and G respectively.

The address of the principal business office of MS, MSCGI, MSSI and MSSB is 1585 Broadway, New York, New York, 10036. The address of the principal business office of TMG, TPSI, and TSI (together the “TransMontaigne Companies”) is 1670 Broadway, Suite 3100, Denver, Colorado 80202.

MS is a global financial services firm that maintains leading market positions in each of its business segments – Institutional Securities, Wealth Management and Investment Management.

MSCGI is a wholly owned subsidiary of MS. MSCGI effects transactions with various international clients in various international markets. MSCGI is a non-clearing member of NYMEX and executes transactions for its own account on such exchange.

MSSI is an indirect wholly owned subsidiary of MS.

MSSB is an indirect wholly owned subsidiary of MS.

TMG is a holding company, that, through its wholly owned operating subsidiaries and affiliated entities, operates in the refined petroleum products, midstream, logistical services business and in the marketing and distribution of such products. TMG is a wholly owned subsidiary of MSCGI. TPSI is a wholly owned subsidiary of TMG. TransMontaigne Services Inc. is a wholly owned subsidiary of TPSI.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedules A, B, C, D, E, F, and G attached hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule H hereto.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing the second last paragraph of Item 4 with the following paragraph:

On June 8, 2014, MSCGI and MSSI entered into a definitive purchase agreement (relating to a private sale) with NGL Energy Partners LP (the “Buyer”), pursuant to which the Buyer agreed to acquire (i) TMG, the indirect owner of TransMontaigne GP L.L.C., the general partner of the Issuer, (ii) Common Units indirectly held by MS, amounting to approximately 19.7% of the outstanding Common Units and (iii) certain entities associated with TMG’s business as well as the related inventory and certain pipeline and contract rights.  The definitive purchase agreement contains customary representations, warranties, indemnification obligations and covenants by the parties.  The transaction is expected to close in the third quarter of 2014, subject to customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Item 5.  Interest in Securities of the Issuer. *

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The following disclosure assumes there were 16,124,566 Common Units outstanding as of April 30, 2014. All calculations of beneficial ownership are made as of June 8, 2014.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own 3,209,540 Common Units, or approximately 19.9% of the outstanding Common Units. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by MSCGI (and the TransMontaigne Companies), MSSI and MSSB.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, each of MSCGI and each of the TransMontaigne Companies may be deemed to beneficially own 2,721,161 Common Units, or approximately 16.9% of the outstanding Common Units.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSSI may be deemed to beneficially own 450,000 Common Units, or approximately 2.8% of the outstanding Common Units.

MSSB has voting and/or dispositive power over certain shares of Common Units held in accounts of certain of its clients and customers and, as a result, for the purposes of Rule 13d-3 promulgated under the Exchange Act, MSSB may be deemed to beneficially own up to 38,379 Common Units, or approximately 0.2% of the outstanding Common Units.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

By virtue of the relationship previously reported under Item 2 of this statement, (i) each of MS and MSCGI and each of the TransMontaigne Companies may be deemed to have shared voting and dispositive power with respect to 2,721,161 Common Units beneficially owned by TSI; (ii) each of MS and MSSI may be deemed to have shared voting and dispositive power with respect to 450,000 Common Units beneficially owned by MSSI; and (iii) each of MS and MSSB may be deemed to have shared voting and/or dispositive power with respect to 38,379 Common Units beneficially owned by MSSB.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Units referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

None of the Reporting Persons has effected any transactions in the Common Units during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other Reporting Person has effected any such transaction.

_________________________

* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units of Morgan Stanley and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any operating units of Morgan Stanley and its subsidiaries and affiliates whose ownership of securities is disaggregated from these operating units in accordance with the Release.

Item 7. Exhibits.

Exhibit 1.  Joint Filing Agreement dated as of December 23, 2013, between Morgan Stanley, Morgan Stanley Capital Group Inc., Morgan Stanley Strategic Investments, Inc., Morgan Stanley Smith Barney LLC, TransMontaigne Inc., TransMontaigne Product Services Inc., and TransMontaigne Services Inc., incorporated by reference to Exhibit 1 of the Schedule 13D/A, filed with the Securities and Exchange Commission on December 23, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2014

MORGAN STANLEY
By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

MORGAN STANLEY CAPITAL GROUP INC.
By:	/s/ Martin Mitchell
	Name:	Martin Mitchell
	Title:	Authorized Signatory

MORGAN STANLEY STRATEGIC INVESTMENTS, INC.
By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

MORGAN STANLEY SMITH BARNEY LLC
By:	/s/ Thomas Nelli
	Name:	Thomas Nelli
	Title:	Authorized Signatory

TRANSMONTAIGNE INC.
By:	/s/ Frederick W. Boutin
	Name:	Frederick W. Boutin
	Title:	Executive Vice President, CFO and Treasurer

TRANSMONTAIGNE PRODUCT SERVICES INC.
By:	/s/ Frederick W. Boutin
	Name:	Frederick W. Boutin
	Title:	Executive Vice President and Treasurer

TRANSMONTAIGNE SERVICES INC.
By:	/s/ Frederick W. Boutin
	Name:	Frederick W. Boutin
	Title:	Executive Vice President and Treasurer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship
*James P. Gorman	Chairman of the Board and Chief Executive Officer, Morgan Stanley	Australia and United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Thomas H. Glocer	Director	United States
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Director	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan
*Laura D’Andrea Tyson	Professor of Business Administration and Economics at the Walter A. Haas School of Business at the University of California, Berkeley	United States
*Rayford Wilkins, Jr.	Director	United States
Gregory J. Fleming	Executive Vice President, President of Wealth Management and President of Investment Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Executive Vice President and Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	United States and United Kingdom
James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY CAPITAL GROUP INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group Inc. (“MSCGI”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCGI at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSCGI and each individual is a United States citizen.

Name	Title
*Simon T.W. Greenshields1	Chairman, CEO and President
Christopher Arp	Vice President
Colin Bryce1	Vice President
Kenneth Carlino	Vice President
Arthur Cohen	Vice President
Richard Colville	Vice President
Benjamin Cross	Vice President
Deborah L. Hart	Vice President
Jessica Huetter	Vice President
Nancy A. King	Vice President
Tushar Mehta	Vice President
*Martin Mitchell1	Vice President
Patrick Murray	Vice President
*Mary Lou Peters	Vice President
Trang Price	Vice President
David Ratnarajah	Vice President
Peter Sherk2	Vice President
Robert Urgo	Chief Financial Officer
Rose-Anne Richter	Chief Compliance Officer
Kenneth Abbott	Chief Risk Officer
Graeme McEvoy1	Chief Operations Officer
William F. McCoy	General Counsel
Daniel Park	Treasurer
Isabelle Winkles	Assistant Treasurer

1 Citizenship – United Kingdom
2 Citizenship – Canada
* Director

SCHEDULE C

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY STRATEGIC INVESTMENTS, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Strategic Investments, Inc. (“MSSI”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSSI at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSSI and each individual is a United States citizen.

Name	Title
*Thomas Doster	President
Colin Adams	Vice President
Christina Huffman1	Vice President
Brian Marcus	Vice President
Harvey Mogenson	Vice President
Holly Neiweem	Vice President
Louis A. Palladino, Jr.	Vice President
Scott N. Pecullan	Vice President
David Ratnarajah	Vice President
Walter Rein	Vice President
*Edgar A. Sabounghi	Vice President
Ethan Schiffman	Vice President
Alan P. Thomas	Vice President
Todd Vannucci	Vice President
Jyoti Mandalia2	Treasurer

1 Dual citizenship – U.S. and United Kingdom
2 Citizenship – United Kingdom
* Director

SCHEDULE D

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY SMITH BARNEY LLC

The names of the directors and the names and titles of the executive officers of Morgan Stanley Smith Barney LLC (“MSSB”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSSB at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSSB and each individual is a United States citizen.

Name	Title
* Gregory Fleming	Chairman, Chief Executive Officer and President
* Sara Furber	Chief Operating Officer, Director
* Douglas Ketterer	Director
* Andrew Saperstein	Director
Richard Colville	Vice President
Anne Cooney	Vice President and General Counsel
Harvey Mogenson	Vice President
Louis A. Palladino, Jr.	Vice President
David Ratnarajah	Vice President
Ethan Schiffman	Vice President
Jessica Gorman Taylor	Vice President
Jeffrey Gelfand	Vice President and Chief Financial Officer
Daniel Kosowsky	Chief Compliance Officer
Karen Cassidy	Treasurer
Anita Rios	Assistant Treasurer

* Director

SCHEDULE E

EXECUTIVE OFFICERS AND DIRECTORS
OF
TRANSMONTAIGNE INC.

The names of the directors and the names and titles of the executive officers of TransMontaigne Inc. and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TransMontaigne Inc. at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TransMontaigne and each individual is a United States citizen.

Name	Title
*Charles L. Dunlap	President & CEO
*Martin S. Mitchell	Director
*Goran Trapp	Director
Gregory J. Pound	Executive Vice President
Michael A. Hammell	Executive Vice President, General Counsel & Secretary
Frederick W. Boutin	Executive Vice President, Chief Financial Officer & Treasurer
Erik B. Carlson	Executive Vice President, Chief Administrative Officer & Assistant Secretary
Robert T. Fuller	Vice President & Chief Accounting Officer
Chee Ooi	Executive Vice President

* Director

SCHEDULE F

EXECUTIVE OFFICERS AND DIRECTORS
OF
TRANSMONTAIGNE PRODUCT SERVICES INC.

The names of the directors and the names and titles of the executive officers of TransMontaigne Product Services Inc. and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TransMontaigne Product Services Inc. at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TransMontaigne Product Services and each individual is a United States citizen.

Name	Title
*Charles L. Dunlap	President & CEO
*Gregory J. Pound	Executive Vice President
*Chee Ooi	Executive Vice President
Michael A. Hammell	Executive Vice President, General Counsel & Secretary
Frederick W. Boutin	Executive Vice President & Treasurer
Erik B. Carlson	Executive Vice President, Chief Administrative Officer & Assistant Secretary
Robert T. Fuller	Vice President, Assistant Treasurer

* Director

SCHEDULE G

EXECUTIVE OFFICERS AND DIRECTORS
OF
TRANSMONTAIGNE SERVICES INC.

The names of the directors and the names and titles of the executive officers of TransMontaigne Services Inc. and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TransMontaigne Services Inc. at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TransMontaigne Services Inc. and each individual is a United States citizen.

Name	Title
*Charles L. Dunlap	President & CEO
*Martin S. Mitchell	Director
*Goran Trapp	Director
*Gregory J. Pound	Executive Vice President
Michael A. Hammell	Executive Vice President, General Counsel & Secretary
Frederick W. Boutin	Executive Vice President & Treasurer
Robert T. Fuller	Vice President & Chief Accounting Officer

* Director

SCHEDULE H

Item 2 – Schedule of Civil Proceedings

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a)      On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b)      On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Issuer’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.